Exhibit 8.1

MATERIAL SUBSIDIARIES

Our operations are conducted principally by Ambev, and, in the case of our HILA-Ex, Latin America South and Canadian operations, by direct and indirect subsidiaries of Ambev. The following is a list of the significant companies that Ambev controlled, either directly or indirectly, as of December 31, 2012:

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Ambev owns 100%, directly and indirectly of Ambev Luxemburgo (incorporated in Luxemburg) which owns 100% of Labatt Brewing Co. Ltd. (incorporated in Canada). These entities explore the production of beer in Canada.

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Ambev owns 100% of economic and voting interest in Quilmes International (Bermuda) Ltd., which, through its subsidiaries, produces and sells beer and soft drinks in Argentina and other South American countries.

•	Arosuco Aromas e Sucos Ltda. (incorporated in Brazil) produces concentrates for our soft drinks and crowns. Ambev controls 100% of the voting and total equity of this entity.

•	Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil). Ambev controls 100% of the voting and total equity of this entity.

•	Jalua Spain S.L (incorporated in Spain). Ambev controls 100% of the voting and total equity of this entity.

•	Monthiers S.A. (incorporated in Uruguay). Ambev controls 100% of the voting and total equity of this entity.

•	Ambev Brasil Bebidas S.A. (incorporated in Brazil) produces and sells beer and soft drinks in Brazil. Ambev controls 100% of the voting and total equity of this entity.

•	CRBS S.A (incorporated in Brazil) produces and sells beer and soft drinks in Brazil. Ambev controls 100% of the voting and total equity of this entity.